SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                  Schedule 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )1




                                   Gaiam, Inc.
                           ------------------------
                                (Name of Issuer)



                Class A Common Stock, par value $.0001 per share
          ----------------------------------------------------------
                         (Title of Class of Securities)



                                    36268Q103
                                 (CUSIP Number)


                                December 31, 2001
                -----------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]    Rule 13d-1(b)
[  ]    Rule 13-d1(c)
[X ]    Rule 13-d1(d)


---------------------

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

===============================================================================
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            Jirka Rysavy
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                           (a)

                           (b)
-------------------------------------------------------------------------------
    3       SEC USE ONLY



-------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------
  NUMBER OF              5    SOLE VOTING POWER

   SHARES                     7,874,200
                 --------------------------------------------------------------
BENEFICIALLY             6    SHARED VOTING POWER

  OWNED BY                    -0-
                 --------------------------------------------------------------
   EACH                  7    SOLE DISPOSITIVE POWER

 REPORTING                    7,874,200
                 --------------------------------------------------------------
  PERSON                 8    SHARED DISPOSITIVE POWER

   WITH                        -0-
-------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,874,200
-------------------------------------------------------------------------------
    10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES CERTAIN SHARES (See instructions)



-------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            56.0%
-------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON (See instructions)

            IN
===============================================================================

Item 1(a).  Name of Issuer:

         Gaiam, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

         360 Interlocken Boulevard, Suite 300, Broomfield, CO  80021

Item 2(a).  Name(s) of Person(s) Filing:

         Jirka Rysavy

Item 2(b).  Address of Principal Business Office or, if None, Residence

         360 Interlocken Boulevard, Suite 300, Broomfield, CO  80021

Item 2(c).  Citizenship:

         United States

Item 2(d).  Title of Class of Securities:

         Class A Common Stock, par value $.0001 per share

Item 2(e).  CUSIP Number:

         36268Q103

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

       (a)   Broker or dealer registered under section 15 of the Act
             (15 U.S.C. 78o);
       (b)   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
       (c)   Insurance company as defined in section 3(a)(19) of the Act
             (15 U.S.C. 78c);
       (d) Investment company registered under section 8 of the Investment Company Act, (15 U.S.C. 80a-8);
       (e)   An investment adviser in accordance withss.240.13d-1(b)(1)(ii)(E);
       (f) An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
       (g) A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
       (h) A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
       (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
       (j)   Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

         Not applicable

Item 4.  Ownership.

       (a)  Amount beneficially owned:     7,874,200
                                           (includes options to acquire 88,000
                                            which are vested or will vest
                                            within 60 days)

       (b)  Percent of class:               56.0%


       (c)  Number of shares as to which such person has:

           (i) Sole power to vote or to direct the vote:              7,874,200

          (ii) Shared power to vote or to direct the vote:                    0

         (iii) Sole power to dispose or to direct the disposition of: 7,874,200

          (iv) Shared power to dispose or to direct the disposition of:       0

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable

Item 8.  Identification and Classification of Members of the Group.

         Not applicable

Item 9.  Notice of Dissolution of Group.

         Not applicable

Item 10. Certification.

         Not applicable



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       February 12, 2002
                                       (Date)


                                       /s/ Jirka Rysavy
                                       ----------------------------------------
                                       (Signature)

                                       Jirka Rysavy
                                       (Name/Title)